

Mail Stop 5546

August 24, 2006

Via Facsimile 416 360-5271 and US Mail

Gerald T. McCaughey
President and CEO
Canadian Imperial Bank of Commerce
Commerce Court
Toronto, Ontario
Canada, M5L 1A2

> **Re:** **Canadian Imperial Bank of Commerce**
> **Form 40-F for the Fiscal Year Ended October 31, 2005**
> **Filed December 12, 2005**
> **Response Letter Dated August 14, 2006**
> **File No. 1-14678**

Dear Mr. McCaughey:

We have reviewed your response dated August 14, 2006 and have the following comment. Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments.

General

1. Please expand your qualitative materiality analysis to address specifically whether the governments of Cuba and Iran, or entities controlled by those governments, participate directly or indirectly in your trade finance and other transactions with Cuba and Iran. If these governments or entities controlled by them participate in the transactions, please discuss the nature and extent of their involvement. Address specifically the possibility that your involvement in transactions that may result in the provision of funds to the governments of countries identified as terrorist-sponsoring states may negatively impact your reputation and share value.

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR.

Please contact James Lopez at (202) 551-3536 if you have any questions about the comment or our review. You may also contact me at (202) 551-3470.

Sincerely,

Cecilia D. Blye, Chief
Office of Global Security Risk

cc: Todd Schiffman
        Assistant Director
        Division of Corporation Finance

        Donald Walker
        Senior Assistant Chief Accountant
        Division of Corporation Finance